EXHIBIT 99.1

Lockout can stop Hydro's production on the Norwegian continental shelf

The Norwegian Oil Industry Association (OLF), which is the employer organization for oil companies that are active on the Norwegian continental shelf, announced today a lockout of all members of the Federation of Oil Workers' Trade Unions (OFS) and the union Lederne. Members of these unions are already on strike on a number of installations.

The lockout can come into effect as of 29 June. A lockout will lead to stoppage of almost all production of oil and gas on the Norwegian continental shelf (NCS) for the duration of the dispute.

For Hydro, a full production stop on the NCS will mean a loss of production of around 500,000 barrels oil equivalents per day. The oil and gas that is not produced during the industrial dispute, can be produced from these fields at later point.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Tor Steinum
Telephone   (+47) 22 53 27 31
Cellular   (+47) 95 08 39 33
E-mail   Tor.Steinum@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com